UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.    )*

Under the Securities Exchange Act of 1934

UWM Holdings Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

91823B109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91823B109

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Gores Sponsor IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,550,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,550,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,550,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO (Delaware limited liability company)

(1)

Consists of 10,550,000 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of UWM Holdings Corporation (the “Issuer”) acquirable upon conversion of 10,550,000 shares of Class F Common Stock, par value $0.0001 per share (“Class F Common Stock”) of the Issuer as of December 31, 2020. See Item 4 below for a description of transactions occurring on January 21, 2021.

CUSIP No. 91823B109

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). AEG Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,550,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,550,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,550,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO (Delaware limited liability company)

(1)

Consists of 10,550,000 shares of Class A Common Stock acquirable upon conversion of 10,550,000 shares of Class F Common Stock owned directly by Gores Sponsor IV LLC (“Sponsor”). AEG Holdings, LLC (“AEG”) is the managing member of Sponsor and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly thereby. See Item 4 below for a description of transactions occurring on January 21, 2021.

CUSIP No. 91823B109

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Alec Gores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,550,000 (1)
	7	0
	8	SHARED DISPOSITIVE POWER 10,550,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,550,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of 10,550,000 shares of Class A Common Stock acquirable upon conversion of 10,550,000 shares of Class F Common Stock owned directly by Sponsor. Alec Gores is the managing member of AEG and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly by Sponsor. See Item 4 below for a description of transactions occurring on January 21, 2021.

CUSIP No. 91823B109

Item 1.	(a) Name of Issuer

UWM Holdings Corporation (the “Issuer”)

(b)     Address of Issuer’s Principal Executive Offices

585 South Boulevard E, Pontiac, Michigan, 48341

Item 2.	(a) Name of Person Filing

The information required by this Item is set forth in Appendix 1 attached hereto and incorporated by reference herein. This statement is being filed pursuant to a Joint Filing Agreement attached hereto as Exhibit 1 by (i) Gores Sponsor IV LLC (“Sponsor”), (ii) AEG Holdings, LLC, the managing member of Sponsor (“AEG”), and (iii) Alec Gores, the managing member of AEG (“Mr. Gores” and, collectively, the “Reporting Persons”).

(b)     Address of Principal Business Office or, if none, Residence

The information required by this Item with respect to each Reporting Person is set forth in Appendix 1 hereto.

(c)     Citizenship

The information required by this Item with respect to each Reporting Person is set forth in Appendix 1 hereto.

(d)     Title of Class of Securities

Class A Common Stock, par value $0.0001 per share, of the Issuer (“Class A Common Stock”).

(e)     CUSIP Number

91823B109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

As of December 31, 2020, Sponsor had shared voting and shared dispositive power with respect to 10,550,000 shares of Class A Common Stock acquirable by Sponsor upon conversion of 10,550,000 shares of Class F Common Stock, par value $0.0001 per share, of the Issuer (“Class F Common Stock”) held directly by Sponsor. AEG had shared voting and shared dispositive power with respect to 10,550,000 shares of Class A Common Stock acquirable by Sponsor upon conversion of 10,550,000 shares of Class F Common Stock of the Issuer held directly by Sponsor. Mr. Gores had shared voting and shared dispositive power with respect to 10,550,000 shares of Class A Common Stock acquirable by Sponsor upon conversion of 10,550,000 shares of Class F Common Stock held directly by Sponsor. The Reporting Persons are filing this Statement on Schedule 13G pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended,

CUSIP No. 91823B109

because of their beneficial ownership of greater than 5% of the outstanding shares of Class A Common Stock as of December 31, 2020. The shares of Class F Common Stock automatically converted into shares of Class A Common Stock on January 21, 2021 in connection with the Issuer’s initial business combination (the “Business Combination”). In addition, on January 21, 2021, in connection with the Business Combination, AEG purchased 1,991,123 shares of Class A Common Stock from the Issuer in a private placement and, as a result of the Business Combination, 5,250,000 warrants to purchase shares of Class A Common Stock held directly by Sponsor will become exercisable on February 20, 2021.

The following sets forth the beneficial ownership of the Class A Common Stock by each of the Reporting Persons as of the date hereof:

(a)     Amount beneficially owned:

(i)	Sponsor is the beneficial owner of 15,800,000 shares of Class A Common Stock.
(ii)	AEG is the beneficial owner of 17,791,123 shares of Class A Common Stock.
(iii)	Mr. Gores is the beneficial owner of 17,791,123 shares of Class A Common Stock.

(b)     Percent of class:

(i)	14.6% for Sponsor;
(ii)	16.4% for AEG; and
(iii)	16.4% for Mr. Gores.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 103,104,205 shares of Class A Common Stock reported to be outstanding upon completion of the Business Combination, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 21, 2021.

(c)     Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote of:

0 shares for Sponsor;

0 shares for AEG; and

0 shares for Mr. Gores.

(ii)	shared power to vote or to direct the vote of:

15,800,000 shares for Sponsor;

17,791,123 shares for AEG; and

17,791,123 shares for Mr. Gores.

CUSIP No. 91823B109

(iii)	sole power to dispose or to direct the disposition of:

0 shares for Sponsor;

0 shares for AEG; and

0 shares for Mr. Gores.

(iv)	shared power to dispose or to direct the disposition of:

15,800,000 shares for Sponsor;

17,791,123 shares for AEG; and

17,791,123 shares for Mr. Gores.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 91823B109

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

GORES SPONSOR IV LLC

By:	/s/ Alec Gores
Name: Alec Gores
Title: President

AEG HOLDINGS, LLC

By:	/s/ Alec Gores
Name: Alec Gores
Title: Managing Member

ALEC GORES

/s/ Alec Gores
Alec Gores

Appendix 1

ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED BY ITEMS 2(b) AND (c):

NAME OF PERSON FILING	PRINCIPAL BUSINESS OFFICE ADDRESS	PLACE OF ORGANIZATION

Gores Sponsor IV LLC	9800 Wilshire Blvd.	Delaware limited liability company
Beverly Hills, CA 90212

AEG Holdings, LLC	9800 Wilshire Blvd.	Delaware limited liability company
Beverly Hills, CA 90212

Alec Gores	c/o AEG Holdings, LLC	United States citizen
9800 Wilshire Blvd.
Beverly Hills, CA 90212